

December 23, 2013

Via E-mail
Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
11226 Pentland Downs Street
Las Vegas, NV 89141

>   **Re: Crown Equity Holdings Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed June 26, 2013**
>   **File No. 000-29935**

Dear Mr. Bosket:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1: Business, page 2

1. Please provide a description of industry conditions and your competitive position within the industry. Please see Item 101(h)(4)(iv) of Regulation S-K.

2. We note that you "had no employees and utilized the services of 1 independent contractor." However, it appears you have at least three employees in Mr. Bosket, Mr. Holden, and Mrs. Zaman. Please revise your disclosure or advise us why these three individuals are not employees.

3. We note your statement that you have "numerous consulting and service customers" and that you are "therefore not dependent on any particular customer for a majority" of your revenue. However, it appears that the Cleantech contract accounted for 90% of your revenue in 2012. Please revise your disclosure so that it is accurate and consistent.

4. Please revise to explain the nature of the "management services" you provide.

Item 7: Management's Discussion and Analysis or Plan of Operation, page 4

5. We note the reference to your intent to "carry out [the Company's] business plan as discussed" in this section. However, you do not include a discussion of such business plan. Please provide a discussion and analysis of your operations for the fiscal years 2012 and 2011, as well as of your business plan.

Results of Operations, page 5

6. Please revise to explain in greater detail the significant changes between periods in your revenue, expenses and other components of your results of operations. In addition, please revise to describe any material operating trends and uncertainties in your business.

Item 11: Executive Compensation, page 10

7. We note that in 2012 three of four directors/officers received less than a one-third of their 2011 compensation. The fourth director/officer received just more than half of his 2011 compensation. Please provide a narrative explaining the significant change in each compensation component (including salary and restricted stock awards) for each named executive officer on an individual basis from 2011 to 2012. Please see item 402(n) of Regulation S-K. In addition, please revise to provide director compensation information in a separately captioned table; please refer to Item 402(r) of Regulation S-K.

Item 13: Exhibits and Reports on Form 8-K, page 14

8. Please revise your exhibit index to include all exhibits required by Item 601 of Regulation S-K, including the Amended and Restated Articles of Incorporation, Bylaws and any related party agreements currently in effect, such as your agreement with Cleantech Transit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyana Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director